Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	July 31, 2022 $	April 30, 2022 $
ASSETS
Current assets
Cash		19,243	29,965
Amounts receivable		2,704	2,503
Sales tax receivable		279	277
Inventory		1,549	1,615
Unbilled revenue		746	629
Prepaid expenses		2,564	2,481
		27,085	37,470
Restricted cash		81	82
Deposit on equipment		368	369
Investment at fair value through profit and loss		137	142
Property and equipment	6, 9	3,109	3,559
Intangible assets	7	30,153	32,390
Goodwill		19,011	19,703
Total assets		79,944	93,715
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	11	2,250	4,768
Sales tax payable		30	31
Deferred revenue		1,387	1,034
Income taxes payable		93	420
Convertible debentures – liability component	8	—	1,312
Leases	9	816	987
Deferred acquisition payments	5	779	808
		5,355	9,360
Leases	9	308	468
Deferred acquisition payments		479	497
Deferred income tax liability		7,561	8,105
Total liabilities		13,703	18,430
SHAREHOLDERS' EQUITY
Share capital	10	116,183	114,559
Convertible debentures – equity component	8	—	103
Contributed surplus	10	10,303	9,630
Accumulated other comprehensive loss		(4,336)	(2,479)
Accumulated deficit		(55,909)	(46,528)
		66,241	75,285
Total liabilities and shareholders’ equity		79,944	93,715

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on September 13, 2022

         “James Kuo”         Director                                                “Greg Smith”             Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands, except share data)	Note	2022 $	2021 $
REVENUE		4,689	4,588
COST OF SALES		2,210	2,082
GROSS PROFIT		2,479	2,506
EXPENSES
Advertising		311	163
Amortization and depreciation	6, 7	1,246	670
Bad debt expense (recovery)		3	(3)
Consulting fees		583	173
Foreign exchange loss (gain)		9	14
Insurance		430	480
Interest and bank charges		45	79
Management fees		199	—
Office and general		353	275
Professional fees		284	301
Rent	9	97	31
Repairs and maintenance		32	48
Research and development		5,778	1,119
Salaries and benefits	11	2,211	1,473
Share-based payments	10, 11	759	1,116
Telephone and utilities		11	10
Travel		200	23
		12,551	5,972
Loss before other income (expenses) and income taxes		(10,072)	(3,466)
OTHER INCOME (EXPENSES)
Accretion	8	(3)	(24)
Grant income	13	270	—
Subsidy income	13	—	1
Interest and other income		(2)	4
Unrealized foreign exchange gain (loss)		23	443
		288	424
Loss before income taxes		(9,784)	(3,042)
Income taxes		403	(188)
NET LOSS FOR THE PERIOD		(9,381)	(3,230)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(1,857)	(114)
COMPREHENSIVE LOSS FOR THE PERIOD		(11,238)	(3,344)
LOSS PER SHARE – BASIC AND DILUTED		(0.38)	(0.17)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		24,738,799	19,223,643

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2021	19,169,216	80,102	127	7,201	(687)	(29,819)	56,924
Shares issued pursuant to deferred acquisition payment to IPA Europe	41,488	503	—	—	—	—	503
Shares issued pursuant to option exercise	3,500	28	—	(10)	—	—	18
Shares issued pursuant to warrant exercise	2,194	13	—	(5)	—	—	8
Shares issued pursuant to conversion of convertible debentures	52,940	230	(17)	—	—	—	213
Share-based payments	—	—	—	1,116	—	—	1,116
Comprehensive income (loss) for the period	—	—	—	—	(114)	(3,230)	(3,344)
Balance, July 31, 2021	19,269,338	80,876	110	8,302	(801)	(33,049)	55,438

Balance, April 30, 2022	24,476,846	114,559	103	9,630	(2,479)	(46,528)	75,285
Shares issued pursuant to option exercise	50,000	206	—	(86)	—	—	120
Shares issued pursuant to conversion of convertible debentures	309,877	1,418	(103)	—	—	—	1,315
Share-based payments	—	—	—	759	—	—	759
Comprehensive loss for the period	—	—	—	—	(1,857)	(9,381)	(11,238)
Balance, July 31, 2022	24,836,723	116,183	—	10,303	(4,336)	(55,909)	66,241

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended July 31, 2022 and 2022

(Unaudited - Expressed in Canadian Dollars)

(in thousands)	Note	2022 $	2021 $
Operating activities:
Net loss for the period		(9,381)	(3,230)
Items not affecting cash:
Amortization and depreciation	6, 7, 14	1,550	957
Deferred income taxes		(261)	(95)
Accretion	8	3	24
Foreign exchange		(18)	(429)
Share-based payments	10, 11	759	1,116
		(7,348)	(1,657)
Changes in non-cash working capital related to operations:
Amounts receivable		(213)	119
Inventory		26	(93)
Unbilled revenue		(167)	106
Prepaid expenses		(120)	482
Accounts payable and accrued liabilities	11	(2,435)	(63)
Sales and income taxes payable and receivable		(431)	(7)
Deferred revenue		374	148
Net cash used in operating activities		(10,314)	(965)
Investing activities:
Purchase of equipment	6	(89)	(340)
Net cash used in investing activities		(89)	(340)
Financing activities:
Proceeds on share issuance, net of transaction costs	10	119	26
Repayment of leases	9	(271)	(236)
Net cash used in financing activities		(152)	(210)
Decrease in cash during the period		(10,555)	(1,515)
Foreign exchange		(168)	457
Cash – beginning of the period		30,047	41,838
Cash – end of the period		19,324	40,780
Cash is comprised of:
Cash		19,243	40,700
Restricted cash		81	80
		19,324	40,780
Cash paid for interest		263	26
Cash paid for income tax		87	548

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “TSXV”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” Trading on Nasdaq commenced at market open on December 30, 2020. The Company is a supplier of custom hybridoma development services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-consolidation shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in these condensed interim consolidated financial statements have been retroactively restated to reflect the Consolidation.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.

COVID-19 Pandemic

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic has evolved due to the spread of variants which has resulted in delays in the course of business, including minor supply chain disruptions of the Company’s PolyTopeTM program, and could have a negative impact on the Company’s ability to raise new capital. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

2.	BASIS OF PRESENTATION
(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2022. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and therefore should be read together with the audited annual financial statements for the year ended April 30, 2022.

These condensed interim consolidated financial statements were approved by the Board of Directors.

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - July 31, 2022	% Equity Interest - April 30, 2022	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	100%	Netherlands	Euro
BioStrand B.V.	100%	100%	Belgium	Euro
Idea Family B.V.	100%	100%	Belgium	Euro
BioKey B.V.	100%	100%	Belgium	Euro
BioClue B.V.	100%	100%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)	Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

Standards adopted

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The company adopted this standard effective May 1, 2022. The adoption of the amendment to IAS 37 did not have an impact on the Company’s consolidated financial statements for the three months ended July 31, 2022.

Standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2022.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

5.	ACQUISITION OF BIOSTRAND

On April 13, 2022, the Company acquired all the issued and outstanding shares of BioStrand on terms as follows:

€2.7 million (CAD $3.7 million) was paid in cash on closing;

4,077,774 common shares of the Company were issued on closing;

Deferred cash payment of €0.5 million (CAD $0.7 million) to be paid 90 days subsequent to closing; and

Deferred cash payment of €0.5 million (CAD $0.6 million) to be paid over the next 3 years.

BioStrand focuses on technology in the field of bioinformatics and biotechnology related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledgebase containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare processed biological sequences. The acquisition provides the Company with advanced omics capabilities to enhance its antibody discovery processes and offer multi-omics data analysis to its clients.

The transaction was accounted for as a business combination, as the operations of BioStrand meet the definition of a business. As the transaction was accounted for as a business combination, legal and consulting costs of $0.7 million and $0.1 million, respectively, were expensed during the year ended April 30, 2022. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets will represent the sales growth potential and assembled workforce of BioStrand.

The fair value of the consideration transferred has been determined on a preliminary basis. The fair value of the consideration transferred will be finalized after adjustments for working capital have been agreed upon by the Company and the selling party pursuant to the share purchase agreement, which is expected to be completed during the three months ended October 31, 2022. The consideration has been allocated to the assets acquired and liabilities assumed on a preliminary basis based on their estimated fair values at the date of acquisition.

The assets acquired include intellectual property, requiring a complex fair value analysis using multiple valuation techniques. Due to the timing of the transaction and the nature of the acquired assets of this development-stage entity, the Company will require additional information to allocate the fair values to the net assets acquired, particularly to the intangible assets and goodwill acquired. Due to the proximity of the acquisition date to the balance sheet date of July 31, 2022, the initial accounting and the third-party valuation of these assets is incomplete. The Company, with the support of its third-party valuation specialist, is currently in the process of completing the assessment of valuation inputs and assumptions, and expects to complete the assessment during the three months ended October 31, 2022.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

During the three months ended July 31, 2022, the Company retroactively recorded the right-of-use assets and lease liabilities in connection with building and vehicle leases at BioStrand. The Company has allocated the purchase price on a preliminary basis as follows:

(in thousands)	$
Cash	5,054
Common shares of the Company	29,126
Fair value of consideration	34,180

Cash	36
Amounts receivable	80
Unbilled revenue	8
Equipment	247
Intangible assets (not deductible for tax purposes)	28,459
Proprietary processes (not deductible for tax purposes)	391
Goodwill (not deductible for tax purposes)	12,727
Accounts payable and accrued liabilities assumed	(342)
Deferred revenue	9
Leases	(223)
Deferred income tax liability	(7,212)
34,180

The intangible assets are primarily comprised of acquired technology assets that are expected to have a useful life of 15 years.

The fair value of the 4,077,774 common shares issued ($29.1 million) was determined based on the Canadian dollar equivalent of the consideration required of €21.3 million pursuant to the share purchase agreement using the stock price on the date of the acquisition. The common shares are subject to an escrow agreement, and will be released to the vendors on the following schedule: 15% one year after closing, 20% two years after closing, and 65% three years after closing.

The operating results for BioStrand have been recognized in the consolidated statement of comprehensive loss beginning on April 13, 2022, the effective date of control. During the year ended April 30, 2022, the Company recorded a net loss of $0.2 million related to BioStrand.

The deferred cash payments of €1.0 million was fair valued on a preliminary basis on the date of acquisition using a discounted cash flow model. The changes in the value of the subsequent payments during the three months ended July 31, 2022 and year ended April 30, 2022 are as follows:

(in thousands)	$
Balance, April 30, 2021	—
Amount at date of acquisition	1,317
Foreign exchange	(12)
Balance, April 30, 2022	1,305
Foreign exchange	(35)
Balance, July 31, 2022	1,258
Less: Current portion	(779)
Non-current portion	479

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments (see Note 12).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

6.	PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2021	96	36	49	2,730	94	353	5,048	—	8,406
Additions	39	3	—	311	1	—	991	138	1,483
Acquisition of BioStrand	24	—	—	69	152	—	—	—	245
Disposals	(21)	(5)	—	—	—	—	—	—	(26)
Lease modification	—	—	—	(22)	—	—	—	—	(22)
Subsidy reimbursement	—	—	—	—	—	—	(106)	—	(106)
Asset impairment	—	—	—	(363)	—	—	—	—	(363)
Foreign exchange	(2)	1	(2)	(139)	(8)	—	(261)	—	(411)
Balance, April 30, 2022	136	35	47	2,586	239	353	5,672	138	9,206
Additions	19	—	—	3	—	—	—	49	71
Completion of work-in-process	—	—	—	—	—	166	—	(166)	—
Disposals	(3)	—	—	—	(84)	—	—	—	(87)
Foreign exchange	(2)	—	(1)	(67)	(9)	—	(95)	—	(174)
Balance, July 31, 2022	150	35	46	2,522	146	519	5,577	21	9,016

Accumulated Depreciation:
Balance, April 30, 2021	61	28	42	1,334	27	296	2,594	—	4,382
Depreciation	31	6	7	698	23	51	940	—	1,756
Disposals	(21)	(5)	—	—	—	—	—	—	(26)
Asset impairment	—	—	—	(196)	—	—	—	—	(196)
Foreign exchange	(1)	—	(2)	(100)	(4)	1	(163)	—	(269)
Balance, April 30, 2022	70	29	47	1,736	46	348	3,371	—	5,647
Depreciation	14	2	—	172	18	4	229	—	439
Disposals	(3)	—	—	—	(50)	—	—	—	(53)
Foreign exchange	(1)	—	(1)	(47)	(2)	(1)	(74)	—	(126)
Balance, July 31, 2022	80	31	46	1,861	12	351	3,526	—	5,907

Net Book Value:
April 30, 2022	66	6	—	850	193	5	2,301	138	3,559
July 31, 2022	70	4	—	661	134	168	2,051	21	3,109

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

7.	INTANGIBLE ASSETS

Changes in the value of the intangible assets during the three months ended July 31, 2022 and the year ended April 30, 2022 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2021	33	4,089	7,635	138	—	11,895
Costs expensed	—	—	—	—	191	191
Acquisition of BioStrand	—	28,459	391	—	—	28,850
Foreign exchange	—	(634)	(667)	(12)	(11)	(1,324)
Balance, April 30, 2022	33	31,914	7,359	126	180	39,612
Additions	—	—	—	—	—	—
Foreign exchange	—	(1,122)	(259)	(5)	(6)	(1,392)
Balance, July 31, 2022	33	30,792	7,100	121	174	38,220

Accumulated Amortization:
Balance, April 30, 2021	1	1,445	4,391	—	—	5,837
Amortization	7	398	1,577	—	31	2,013
Foreign exchange	—	(150)	(477)	—	(1)	(628)
Balance, April 30, 2022	8	1,693	5,491	—	30	7,222
Amortization	1	697	391	—	22	1,111
Foreign exchange	—	(63)	(202)	—	(1)	(266)
Balance, July 31, 2022	9	2,327	5,680	—	51	8,067

Net Book Value:
April 30, 2022	25	30,221	1,868	126	150	32,390
July 31, 2022	24	28,465	1,420	121	123	30,153

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

8.	CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.59 million. On May 27, 2020, the Company issued an additional $0.04 million of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures.  The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity.  The maturity date is May 15, 2022 for $2.59 million of the New Debentures and May 22, 2022 for $0.04 million of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share.  The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2.4 million to the carrying value of the New Debentures and $0.2 million to the equity component.

Under the financing, the Company paid finder’s cash commissions totaling $0.08 million and incurred legal and filing fees of $0.03 million.  The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $0.1 million allocated to the New Debentures and $0.01 million allocated to the equity component.

The changes in the value of the New Debentures during the three months ended July 31, 2022 and the year ended April 30, 2022 are as follows:

(in thousands)	Liability Component $	Equity Component $
Balance, April 30, 2021	1,531	127
Accretion expense	85	—
Conversion to shares	(304)	(24)
Balance, April 30, 2022	1,312	103
Accretion expense	3	—
Conversion to shares	(1,315)	(103)
Balance, July 31, 2022	—	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

9.	LEASES

The Company has leases for lab and office space, automobiles and one item of lab equipment. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2023	987
2024	394
2025	45
2026	9
2027	6
Total minimum lease payments	1,441
Less: imputed interest	(317)
Total present value of minimum lease payments	1,124
Less: Current portion	(816)
Non-current portion	308

Total cash outflow for leases during the three months ended July 31, 2022 was $0.3 million (2021 - $0.2 million).

The nature of the Company’s leases by type of right-of-use asset as at July 31, 2022 is as follows:

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	5	0.5 - 2.0 years	1.0 years	4	—	3	2
Automobiles	6	2.0 - 4.5 years	2.8 years	—	—	6	6
Lab equipment	1	1.0 years	1.0 years	—	1	—	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Right-of-use assets

The Company reviews long-lived assets with finite useful lives for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable. During the year ended April 30, 2022, a significant change in the planned use of a right-of-use asset related to leased office space indicated possible impairment of the asset. Due to the nature of the leased space, the Company determined the recoverable amount to be nominal, and recorded an impairment charge of $0.2 million, the full carrying value of the asset.

The changes in the value of right-of-use assets during the three months ended July 31, 2022 and the year ended April 30, 2022 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2021	2,730	94	623	3,447
Additions	311	1	—	312
Acquisition of BioStrand	69	152	—	221
Lease modification	(22)	—	—	(22)
Loss on impairment	(369)	—	—	(369)
Foreign exchange	(133)	(8)	28	(113)
Balance, April 30, 2022	2,586	239	651	3,476
Additions	3	—	—	3
Disposals	—	(84)	—	(84)
Foreign exchange	(67)	(9)	(2)	(78)
Balance, July 31, 2022	2,522	146	649	3,317

Accumulated Depreciation:
Balance, April 30, 2021	1,334	27	220	1,581
Depreciation	698	23	224	945
Loss on impairment	(196)	—	—	(196)
Foreign exchange	(100)	(4)	16	(88)
Balance, April 30, 2022	1,736	46	460	2,242
Depreciation	174	19	58	251
Disposals	—	(50)	—	(50)
Foreign exchange	(49)	(3)	(2)	(54)
Balance, July 31, 2022	1,861	12	516	2,389

Net Book Value:
April 30, 2022	850	193	191	1,234
July 31, 2022	661	134	133	928

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the three months ended July 31, 2022 and 2021 are as follows:

(in thousands)	2022 $	2021 $
Leases of low value assets	10	4
Variable lease payments	87	27
	97	31

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

10.	SHARE CAPITAL
a)	Authorized:

Unlimited common shares without par value.

b)Share capital transactions:

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe. The common shares were valued at $0.5 million.

On April 13, 2022, the Company issued 4,077,774 common shares pursuant to the acquisition of BioStrand (Note 5). The common shares were valued at $29.1 million.

During the year ended April 30, 2022, the Company issued 188,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.6 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $7.95.

During the year ended April 30, 2022, the Company issued 925,076 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $3.2 million. A value of $0.3 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2022, the Company issued 75,292 common shares with a value of $0.3 million pursuant to the conversion of $0.3 million principal balance of convertible debentures.

2023 Transactions

During the three months ended July 31, 2022, the Company issued 50,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.1 million. A value of $0.1 million was transferred from contributed surplus to share capital as a result.

During the three months ended July 31, 2022, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.3 million principal balance of convertible debentures.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

d)	Options

The following table summarizes stock option awards during the three months ended July 31, 2022 and the year ended April 30, 2022, including the grant date fair value determined using the Black-Scholes option pricing model:

				Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
May 9, 2021(3)	10,000	7.72(7)	Strategic board members	9.42	0%	78%	0.70%	5.0 years	$0.06 million
June 13, 2021(4)	43,750	7.14(7)	Consultant	8.63	0%	78%	0.71%	3.0 years	$0.2 million
August 7, 2021(2)	45,000	9.19	Employee	9.19	0%	79%	0.80%	5.0 years	$0.3 million
January 2, 2022(1)	28,250	6.89	Directors	6.89	0%	77%	1.18%	4.0 years	$0.1 million
January 7, 2022(2)	225,000	7.94	Officers and employees	7.94	0%	77%	1.42%	5.0 years	$1.1 million
January 7, 2022(2)	113,000	7.94	Employees	7.94	0%	77%	1.42%	4.7 years	$0.5 million
January 13, 2022(5)	15,000	8.30	Officer	8.30	0%	77%	1.43%	1.0 years	$0.04 million
January 13, 2022(2)	24,000	8.30	Employees	8.30	0%	77%	1.43%	4.7 years	$0.1 million
March 11, 2022(6)	25,000	6.35	Consultant	4.67	0%	76%	1.77%	2.0 years	$0.03 million
May 15, 2022(2)	80,000	5.79	Employees	5.79	0%	77%	2.73%	5.0 years	$0.3 million
(1)	Vesting conditions are as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date; and one-quarter 12 months after grant date.
(2)	Vesting conditions are as follows: one-third 6 months after grant date; one-third 12 months after grant date; and one-third 18 months after grant date.
(3)	Vesting conditions are as follows: one-third one year after grant date; one-third two years after grand date; and one-third three years after grant date.
(4)	The option vested immediately.
(5)	Vesting conditions are as follows: one-third 2 months after grant date; one-third 4 months after grant date; and one-third 6 months after grant date.
(6)	Vesting conditions are as follows: one-half 3 months after grant date; one-half 6 months after grant date.
(7)	Priced in US dollars

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the three months ended July 31, 2022 the Company has recorded $0.8 million (2021 - $1.1 million) of share-based payments expense.

The changes in the stock options for the three months ended July 31, 2022 and the year ended April 30, 2022 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021 (outstanding)	1,358,900	7.93	3.11
Granted	529,000	7.98	—
Exercised	(188,000)	3.26	—
Expired	(60,250)	10.75	—
Forfeited	(15,500)	20.30	—
Balance, April 30, 2022 (outstanding)	1,624,150	8.29	2.88
Granted	80,000	5.79	—
Exercised	(50,000)	2.38	—
Expired	—	0.00	—
Forfeited	(1,333)	20.30	—
Balance, July 31, 2022 (outstanding)	1,652,817	8.34	2.74
Unvested	(384,625)	7.55	4.34
Exercisable, July 31, 2022	1,268,192	8.58	2.26

Details of the options outstanding as at July 31, 2022 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
September 18, 2022	5.05	0.13	131,900	—	131,900
January 3, 2023	3.25	0.43	30,000	—	30,000
February 7, 2023	2.35	0.52	140,000	—	140,000
April 3, 2023	5.05	0.67	8,000	—	8,000
September 24, 2023	4.75	1.15	19,000	—	19,000
November 7, 2023	4.10	1.27	20,000	—	20,000
December 31, 2023	5.00	1.42	180,000	—	180,000
January 11, 2024	5.00	1.45	60,000	—	60,000
September 1, 2025	8.50	3.09	270,000	—	270,000
January 6, 2026	20.30	3.44	228,667	—	228,667
May 9, 2026(1)	9.84	3.78	10,000	6,667	3,333
August 5, 2026	9.19	4.02	45,000	30,000	15,000
January 2, 2026	6.89	3.43	28,250	14,125	14,125
January 7, 2027	7.94	4.44	338,000	225,333	112,667
January 7, 2027	8.30	4.46	39,000	16,000	23,000
February 22, 2024	6.35	1.56	25,000	12,500	12,500
May 15, 2027	5.79	4.79	80,000	80,000	—
	8.34	2.74	1,652,817	384,625	1,268,192
(1)	US $7.72

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

e)	Warrants

The changes in the warrants for the three months ended July 31, 2022 and the year ended April 30, 2022 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021	878,300	3.50	0.90
Exercised	(878,300)	3.50	—
Balance, July 31, 2022 and April 30, 2022	—	—	—

f)	Finder’s Warrants

The changes in the finder’s warrants for the three months ended July 31, 2022 and the year ended April 30, 2022 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021	176,888	16.12	3.75
Exercised	(46,777)	3.50	—
Balance, April 30, 2022	130,111	21.59	3.77
Exercised	—	—	—
Balance, July 31, 2022	130,111	21.53	3.52

Details of the finder’s warrants outstanding as at July 31, 2022 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	21.53	3.52	130,111
(1)	US $16.81

g)	At-The-Market Equity Offering Facility

On October 13, 2021, the Company established an at-the-market equity offering facility (“ATM Facility”). An ATM Agreement was entered into with H.C. Wainwright & Co., LLC, as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company having an aggregate gross sales price of up to US$50.0 million. Sales of the common shares will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including, without limitation, sales made directly on the Nasdaq Global Market or any other existing trading market for the common shares in the United States. No offers or sales of common shares will be made in Canada on the TSXV or other trading markets in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM facility.

At July 31, 2022 US$50.0 million of the Company’s stock remained available for sale under the ATM Facility.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Dr. Stefan Lang, Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Dr. Yasmina Abdiche, former Chief Scientific Officer; Charles Wheelock, former Chief Technology Officer; Martin Hessing, a former Director of U-Protein; and Directors of the Company. During the three months ended July 31, 2022 and 2021, the compensation for key management is as follows:

(in thousands)	2022 $	2021 $
Salaries and other short-term benefits	872	679
Severance (included in salaries)	—	8
Share-based payments	207	312
Director compensation (included in salaries)	85	113
	1,164	1,112

At July 31, 2022, included in accounts payable and accrued liabilities is $0.6 million (April 30, 2022 - $0.4 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

12.	COMMITMENTS

The Company entered into a lease agreement for a new facility for its Utrecht, the Netherlands location on December 31, 2019. The building is under construction. The lease has two five-year terms and is estimated to commence in October 2022 at an estimated annual cost of €0.7 million indexed for inflation.

The Company entered into a lease agreement for a new facility for its Oss, the Netherlands location on October 16, 2021. The Company anticipates entering into a lease agreement for the new construction facility by December 31, 2022. The lease will have a five-year term with an optional five-year extension, and is estimated to commence May 1, 2023 at an estimated annual cost of €0.5 million indexed for inflation.

The Company entered into an agreement advancing research on the Company’s SARS-CoV-2 PolyTopeTM Cocktail, with a current obligation of US$4.8 million over the next six months related to this program.

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned.

13.	GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the three months ended July 31, 2022, the Company recorded €0.2 million in grant income related to this funding.

14.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At July 31, 2022 and April 30, 2022, the Company has one reportable segment, being antibody production and related services.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The Company’s revenues are allocated to geographic regions for the three months ended July 31, 2022 and 2021 as follows:

	Three months ended July 31,
(in thousands)	2022 $	2021 $
United States of America	1,893	1,933
Canada	266	434
Europe	2,139	2,023
Other	391	198
	4,689	4,588

The Company’s revenues are allocated according to revenue types for the three months ended July 31, 2022 and 2021 as follows:

	Three months ended July 31,
(in thousands)	2022 $	2021 $
Project revenue	4,334	4,299
Product sales revenue	296	274
Cryostorage revenue	59	15
	4,689	4,588

The Company’s non-current assets are allocated to geographic regions as of July 31, 2022 and April 30, 2022 as follows:

	July 31, 2022 $	April 30, 2022 $
North America - Corporate	87	76
North America	1,329	1,481
Belgium	39,316	41,423
Netherlands	12,127	13,265
	52,859	56,245

Geographic segmentation of the Company’s net income (loss) for the three months ended July 31, 2022 and 2021 is as follows:

	Three months ended July 31,
(in thousands)	2022 $	2021 $
North America - Corporate	(2,136)	(2,097)
North America	(6,708)	(1,560)
Belgium	(928)	—
Netherlands	391	427
	(9,381)	(3,230)

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three months ended July 31, 2022 and 2021 is as follows:

	Three months ended July 31,
Interest and accretion (in thousands)	2022 $	2021 $
North America - Corporate	17	63
North America	8	16
Belgium	5	—
Netherlands	18	24
	48	103

	Three months ended July 31,
Amortization and depreciation (in thousands)	2022 $	2021 $
North America - Corporate	3	19
North America	180	193
Belgium	658	—
Netherlands	709	745
	1,550	957

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	July 31, 2022 $	July 31, 2021 $
Acquisition of building and equipment by lease	3	250
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	—	503

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2022 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2022 $
Deferred acquisition payments	1,305	—	—	—	—	(47)	1,258
Convertible debentures	1,312	—	—	(1,315)	3	—	—
Leases	1,455	(257)	3	—	—	(77)	1,124
Total	4,072	(257)	3	(1,315)	3	(124)	2,382

			Non-cash changes
(in thousands)	April 30, 2021 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2021 $
Deferred acquisition payments	498	—	—	(503)	—	5	—
Convertible debentures	1,531	—	—	(213)	24	—	1,342
Leases	1,926	(236)	250	—	—	7	1,947
Total	3,955	(236)	250	(716)	24	12	3,289